MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022
TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
____	KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

November 29, 2007

Via Email

John D. Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc. Amendment No. 4 to the Registration Statement on Form S-1 File No. 333-142666 Filed October 23, 2007

Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc., I am enclosing Amendment No. 5 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point. To facilitate your review, this letter has been organized with headings and references similar to those in your correspondence. Page numbers indicated refer to the internal numbering of Amendment No. 5 to the Registration Statement.

General

1. Rule 15g-8 states: “As a means reasonably designed to prevent fraudulent, deceptive, or manipulative acts or practices, it shall be unlawful for any person to sell or offer to sell any security that is deposited and held in an escrow or trust account pursuant to Rule 419 under the Securities Act of 1933, or any interest in or related to such security, other than pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules thereunder.”

Rule 15g-8 prohibits the sale of securities after they are deposited and held in a Rule 419 escrow or trust account. Rule 15g-8 would not prohibit a trade of a security which is (A) not held in a Rule 419 escrow account and (B) placed into a Rule 419 escrow account as a result of the trade. Therefore, we do not believe that the offering would be ineligible for at the market pricing.

However, in response to your comment, we have revised the prospectus to state that we would apply to have our securities trade on the OTCBB or other exchanges subsequent to (i) our consummation of a business combination transaction, (ii) filing a Form 8-K with the SEC with current information with respect to the combined company and (iii) the SEC declaring such Form 8-K effective.

2. The prospectus has been revised to state that if during the 18 month period we become aware that a business combination is probable, we shall suspend this offering, and that after the business combination is consummated and a post-effective amendment is filed and becomes effective containing current information about the combined company, the selling stockholders may sell shares without complying with Rule 419.

Capitalization, page 21

3. (p. “24”) This section has been revised to reflect the correct numbers from the financial statements.

Selling Shareholders, page 43

4. (p. “43”) This section has been revised to explicitly refer to Rule 15g-8. This change has been made throughout the prospectus.

Exhibits

5. The escrow agreement has been executed and a conformed copy is attached as an exhibit.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

By:	Very truly yours, Mintz & Fraade, P.C. /s/ Alan P. Fraade
Alan P. Fraade

APF:der
Enclosures